Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: HSN, Inc.

Subject Company: HSN, Inc.

Commission File No.: 001-34061

>> MIKE GEORGE: GOOD MORNING EVERYONE. GOOD MORNING. HOW IS EVERYONE DOING TODAY?

[AUDIENCE RESPONSES]

>> MIKE GEORGE: AWESOME! THANK YOU ALL FOR JOINING ME. I’M MIKE GEORGE, AND I AM THRILLED TO BE HERE THIS MORNING. AND I KNOW WE’RE BROADCASTING TO LOTS OF LOCATIONS.

[APPLAUSE]

>> MIKE GEORGE: OH, THANK YOU. NOT NECESSARY. IT’S GREAT TO BE WITH ALL OF YOU, AND IT’S GREAT TO BE, AT LEAST REMOTELY CONNECTED TO ALL OF OUR HSNI LOCATIONS. SO THIS IS A REALLY FUN MORNING FOR US, A FUN CHANCE FOR ME TO GET TO KNOW ALL OF YOU. MY FIRST TIME EVER ON THE HSNI CAMPUS, SO THIS IS REALLY A TREAT TODAY.

AND WHAT I WANTED TO DO IS JUST TAKE A FEW MINUTES AND CHAT A LITTLE BIT ABOUT THIS COMBINATION OF OUR TWO GREAT COMPANIES, AND HOW I SEE IT. AND MAINLY I WANT TO HEAR FROM YOU. SO I REALLY WANT TO HEAR YOUR QUESTIONS, IDEAS, CONCERNS, CHALLENGES, SO I HOPE YOU’LL BE COURAGEOUS, AS I’M SURE YOU WILL BE, AND ASK ME TOUGH QUESTIONS BECAUSE IF YOU’VE GOT A TOUGH QUESTION, I’M SURE YOUR COLLEAGUES DO AS WELL. SO PLEASE, PLEASE JUMP IN WITH YOUR THOUGHTS.

BUT BEFORE I GET TO ALL OF THAT, I DO WANT TO TAKE A MOMENT TO APPRECIATE ROD, AND JUDY, AND BILL, AND THE HSNI LEADERSHIP TEAM THAT WE’VE HAD A CHANCE TO GET TO KNOW AND WORK WITH OVER THE LAST MANY WEEKS, AND MANY OTHERS. GREG IN THE LEGAL TEAM, AND MIKE IN THE FINANCE TEAM, AND MARIA AND JILL ON THE COMMUNICATIONS, AND SO MANY OTHERS WHO HAVE REALLY HELPED US UNDERSTAND YOUR BUSINESS, UNDERSTAND WHAT COULD HAPPEN BY BRINGING THESE TWO COMPANIES TOGETHER, KAREN IN THE TECHNOLOGY TEAM. IT’S REALLY BEEN A TREAT TO GET TO KNOW THEM. AND WE’VE HAD ANOTHER GROUP OF GREAT LEADERS ON THE QVC SIDE ALSO ENGAGED, A LOT OF, AS YOU’D EXPECT, LONG DAYS, LATE NIGHTS, NOT THE BEST 4TH OF JULY WEEK FOR THAT TEAM. BUSY, BUSY. AND WHAT’S BEEN GREAT ABOUT THOSE DISCUSSIONS IS THAT (…) YOU KNOW THESE ARE ALWAYS CHALLENGING, TRYING TO FIGURE OUT HOW DO YOU WORK TOGETHER AND HOW DO YOU DO SOMETHING THAT MAKES SENSE? AND I CAN SAY THAT BOTH THE HSNI LEADERS HERE, AND THE QVC LEADERS, IN ALL OF OUR DISCUSSIONS KEPT COMING BACK TO WHAT’S RIGHT FOR THE TEAM, WHAT’S RIGHT FOR THE CUSTOMERS, HOW DO WE MAKE SOMETHING THAT’S BETTER THAN WHAT WE CAN DO INDIVIDUALLY? AND I THINK THAT SAYS SOMETHING REALLY SPECIAL ABOUT WHAT (…) ONE OF THE MANY THINGS I THINK WE HAVE IN COMMON, WHICH IS A REALLY WONDERFUL CULTURE THAT’S TEAM-CENTERED, AND CUSTOMER-CENTERED. AND THERE’S CERTAINLY DIFFERENCES ABOUT OUR CULTURE, AND THOSE WILL BE FUN THINGS TO EXPLORE AND TO UNDERSTAND THE DIFFERENCES, BUT I THINK AT THE ROOT, I THINK AT THE ROOT, THIS SENSE OF CUSTOMER-CENTEREDNESS AND TEAM-CENTERED, WE SHARED IN COMMON.

YOU KNOW WE WENT THROUGH A BIG ACQUISITION A COUPLE YEARS AGO FOR A COMPANY CALLED ZULILY, WONDERFUL E-COMMERCE COMPANY. AND WE SPENT SO MUCH TIME TRYING TO UNDERSTAND THEIR CULTURE. VERY DIFFERENT, WEST COAST STARTUP, BUT AGAIN AT THAT ROOT, THAT SENSE OF INTEGRITY, THAT SENSE OF CUSTOMER FOCUS, THAT SENSE OF PEOPLE FOCUS THAT, YOU KNOW IF YOU DON’T HAVE THAT IN COMMON THEN I THINK IT’S HARD TO MOVE FORWARD AND TO DO SOMETHING SPECIAL.

SO, I’M EXCITED, I’M EXCITED ABOUT GETTING TO KNOW YOUR LEADERSHIP TEAM HERE AND SEEING WHAT WE HAVE IN COMMON, WHAT UNITES ALL OF US. AND LET ME ALSO START JUST BY APPRECIATING AND RECOGNIZING ALL OF YOU, BECAUSE WE HAVE ADMIRED WHAT YOU HAVE ACCOMPLISHED FROM A DISTANCE. ADMIRED IT, ENVIED IT, WE ARE HERE TODAY BECAUSE OF YOU. OBVIOUSLY THIS IS THE COMPANY THAT STARTED OUR INDUSTRY. BUT WHEN YOU LOOK AT ALL THE INNOVATIONS THAT THIS TEAM HAS LED, IN SO MANY AREAS, THE CREATIVITY IN PROGRAMMING AND MEDIA TIE-INS, THE ADVANCED SERVICES INITIATIVES, ALL THE THINGS THAT WE KIND OF WATCH WITH SOME ENVY AT QVC, AND MANY OTHERS WE COULD TALK ABOUT. IT’S ONE OF THE THINGS THAT GETS US REALLY EXCITED ABOUT THIS COMBINATION. SO THANKS TO ALL OF YOU FOR YOUR LEADERSHIP AND YOUR COMMITMENT TO BUILDING THIS GREAT BUSINESS, AND THANKS TO THE HSNI LEADERSHIP TEAM FOR WHAT YOU GUYS HAVE DONE TO GET US TO THIS PLACE.

SO WITH ALL OF THAT, LET ME JUST TALK A LITTLE BIT ABOUT THIS OPPORTUNITY. AND YOU READ A LOT YESTERDAY, YOU HEARD A LOT YESTERDAY, I KNOW YOU ASKED A LOT OF QUESTIONS YESTERDAY, SO I DON’T WANT TO REPEAT ALL OF THAT. BUT I DO WANT TO JUST TALK A LITTLE BIT ABOUT WHAT’S BEHIND THIS DEAL. AND YOU KNOW WHEN YOU GO THROUGH AN ACQUISITION YOU HEAR A LOT OF BUZZWORDS THAT ARE COMMON IN ACQUISITIONS. AND SO YOU’LL HEAR US TALKING ABOUT SHAREHOLDER VALUE, AND EBITDA MULTIPLES, AND SYNERGY, CORPORATE SYNERGIES, AND SCALE, AND ALL THOSE THINGS. NONE OF THAT MATTERS. I MEAN IT MATTERS, IT’S IMPORTANT, BUT IT DOESN’T REALLY MATTER, IT’S NOT AT THE HEART OF WHAT IS BEHIND THIS COMBINATION. IT’S NOT AT THE HEART OF WHAT’S BEHIND THE COMBINATION, RIGHT? AND SO FROM MY PERSPECTIVE, THIS COMBINATION SIGNIFIES SOMETHING VERY SIMPLE AND VERY BASIC, WHICH IS THAT I LOVE THIS BUSINESS. I LOVE THIS BUSINESS THAT WE’RE IN TOGETHER, AND I THINK IT’S IMPORTANT, AND I THINK IT’S MEANINGFUL. THIS BUSINESS HERE AT HSN, THIS BUSINESS AT QVC, THIS BUSINESS AT CORNERSTONE, THIS BUSINESS AT ZULILY, RIGHT? WE’RE IN THE BUSINESS OF INSPIRING PEOPLE. WE’RE IN THE BUSINESS OF CURATING AMAZING DISCOVERIES THAT HELP PEOPLES LIVES, THAT BRING THEM JOY, THAT BRING THEM ENTERTAINMENT, THAT BRING THEM FUN! IT’S A WONDERFUL THING TO DO, AND I THINK IT’S AN IMPORTANT THING TO DO. WE OFFER A KIND OF RESPITE FROM POLITICAL CYCLES, AND NEWS HEADLINES, AND NEGATIVE PRESS, AND ALL THE THINGS THAT ARE OUT THERE THAT CLOUD OUR LIVES, AND THAT’S A REALLY WONDERFUL THING TO DO EVERYDAY. AND WHAT’S REALLY COOL ABOUT DOING THAT WORK, IS THAT I GET TO COME IN TO WORK EVERYDAY AND BE AROUND THOUSANDS OF PEOPLE THAT SHARE THAT PASSION, RIGHT? AND SHARE THAT LOVE FOR WHAT WE DO.

I’VE BEEN (…) ONE OF THE REALLY FUN THINGS I’VE BEEN DOING OVER THE LAST MONTH OR TWO, IN ADDITION TO WORKING ON THIS OPPORTUNITY, IS I’VE BEEN TRAVELING AROUND THE KIND OF QVC WORLD. I SET MYSELF A GOAL A FEW MONTHS AGO OF TALKING TO EVERY SINGLE TEAM MEMBER AT QVC, EITHER IN LARGE SETTINGS LIKE THE ONE WE’RE IN TODAY, OR IN SMALL ROUND TABLES, OR MANAGER MEETINGS. AND SO IN THE LAST MONTH OR SO I’VE BEEN TO CR TEAMS IN THE UK, IN FRANCE AND GERMANY, AND ITALY AND POLAND AND JAPAN, I DIDN’T GET TO CHINA ON THIS TRIP, AND ALL OF OUR LOCATIONS IN THE US.

AND I’VE BEEN DOING THAT BECAUSE QVC’S HAD A LITTLE BIT OF A TOUGH PERFORMANCE RUN. BACK HALF OF LAST YEAR WE HAD A COUPLE DOWN SALES QUARTERS, WHICH WE HAVEN’T HAD IN A LONG TIME. YOU GUYS HAVE HAD A FEW TOUGH QUARTERS, SO YOU KNOW THAT EXPERIENCE. AND WHAT HAPPENS WHEN YOU HAVE A LITTLE BIT OF DOWN PERFORMANCE? YOU START TO WORRY. YOU START TO WONDER ABOUT THE FUTURE. YOU START TO FEAR THAT MAYBE THE FUTURE CAN’T BE AS GOOD AS THE PAST. AND SO I THOUGHT IT WAS REALLY IMPORTANT TO GO TALK TO EVERY SINGLE QVC TEAM MEMBER AND TELL THEM ONCE AGAIN, AND THEY’VE HEARD IT FROM ME MANY TIMES, WHY IT IS THAT I LOVE OUR COMPANY, WHY IT IS THAT I LOVE WHAT WE DO, WHY IT IS THAT I THINK OUR FUTURE IS SO BRIGHT.

AND I SPEND A LOT OF TIME ON THE ROAD VISITING OUR TEAMS, BUT I’VE NEVER VISITED WITH SO MANY TEAMS IN SUCH A CONCENTRATED PERIOD OF TIME, KIND OF A COUNTRY, OR CITY-A-DAY APPROACH. AND AT EVERY STOP I WOULD MAKE I WOULD GET QUESTIONS FROM THE TEAM ABOUT, OH YOU MUST BE EXHAUSTED! THAT’S SO MUCH TRAVEL! IT’S SO FAST! WE WOULD GO MORNING UNTIL NIGHT AND THEN JUMP ON A PLANE AND GO TO THE NEXT CITY. AND MY RESPONSE WAS ALWAYS THE SAME, WHICH IS, “I AM COMPLETELY ENERGIZED!” AND I GET SO INSPIRED EVERY TIME I TALK TO OUR PEOPLE, AND I LEARN NEW THINGS EVERYTHING I TALK TO OUR PEOPLE.

I WAS IN SAN ANTONIO LAST WEEK, AND SAN ANTONIO IT’S A CONTACT CENTER FOR QVC, ONE OF OUR LARGEST. AND WE’RE CELEBRATING OUR 25TH ANNIVERSARY OF SAN ANTONIO. AND SO I SPENT THE DAY WITH THE TEAM, THIS AMAZING TEAM! AND I TALKED TO PATSY WHO IS THE ORDER SERVICES REPRESENTATIVE WHO TOOK THE FIRST PHONE CALL IN SAN ANTONIO 25 YEARS AGO LAST THURSDAY. AND SHE’S STILL THERE 25 YEARS LATER, PROVIDING AMAZING CUSTOMER SERVICE, AS ARE ABOUT 40 OF THE ORIGINAL TEAM MEMBERS WHO TOOK THOSE PHONE CALLS ON THAT FIRST DAY, AND TO TALK TO HER ABOUT HER PASSION FOR THE CUSTOMER.

I WAS IN, LET’S SEE, LAST (…) TWO WEEKS AGO I WAS IN SUFFOLK, SUFFOLK, VIRGINIA WHICH IS ONE OF OUR OLDEST DISTRIBUTION CENTERS, 29 YEARS OLD, AND I WAS TALKING TO ONE OF OUR OUTBOUND SUPE’S (SUPERVISOR’S), AND SHE REMINDED ME, WHICH I HAD FORGOTTEN UNTIL SHE REMINDED ME, THAT I HAD MET HER 12 YEARS AGO WHEN SHE WAS AT OUR CHESAPEAKE CONTACT CENTER AND SHE HAD MOVED TO SUFFOLK. AND WE HAD A WONDERFUL CONVERSATION 12 YEARS AGO, AND WE HAD A WONDERFUL CONVERSATION LAST WEEK, AND SHE WAS TALKING ABOUT HOW SHE IS A PASSIONATE CUSTOMER OF QVC, AS IS HER FAMILY AND FRIENDS, AND HOW PERSONAL SHE TAKES HER WORK. BECAUSE SHE KNOWS THE PEOPLE THAT THOSE PACKAGES ARE GOING TO, AND SHE WANTED ME TO SEE THE TRUCKS, AND SHE WANTED ME TO SEE HOW PERFECT THEY WERE PACKED. I MEAN PERFECT! BECAUSE IF THE TRUCK ISN’T PERFECT, YOU ARE GOING TO DAMAGE THE BOXES, AND THOSE BOXES ARE GOING TO HER, AND HER FAMILY, AND HER FRIENDS. AND TO SEE HOW INSPIRED SHE IS DECADES IN TO HER TIME AT QVC, IT’S JUST AN INCREDIBLE THING!

AND SO AS I’VE GONE AROUND THE WORLD, WHETHER IT’S TALKING TO THE UK TEAM THAT’S BEEN WITH US 20, 25 YEARS, OR JAPAN 15 YEARS, OR OUR FRENCH TEAM FOR THE LAST YEAR OR SO, IT’S ALWAYS THE SAME. IT’S ALWAYS THE SAME, ACROSS CULTURES, BOUNDARIES, JOBS, FUNCTIONS, TENURES, THIS ABSOLUTE PRIDE IN WHAT WE DO, THIS LOVE FOR THE CUSTOMER, THIS PASSION FOR OUR TEAMMATES, THIS WILLINGNESS TO CHALLENGE, TO ASK HARD QUESTIONS, TO TELL ME ALL THE THINGS THAT I COULD BE DOING BETTER, AND THERE’S ALWAYS A LONG LIST OF THINGS I COULD BE DOING BETTER, AND THAT’S WHAT MAKES OUR COMPANY GO.

SO WHY DO I SHARE ALL OF THAT WITH YOU THIS MORNING? BECAUSE I THINK THE SAME THING IS TRUE HERE. CERTAINLY YOUR REPUTATION, LIKE IN THE FOLKS LIKE JUDY WHO’S BEEN HERE 23 YEARS?

>> JUDY SCHMELING: VERY GOOD, YES.

>> MIKE GEORGE: BILL WHO JOINED HSN PROBABLY AROUND THE SAME TIME I JOINED QVC. EXCHANGED WONDERFUL NOTES WITH MINDY YESTERDAY, SHE TALKED ABOUT ALL OF YOU. THAT PRIDE YOU GUYS HAVE, AND THAT PASSION YOU HAVE FOR WHAT YOU DO, I THINK IT’S THE SAME AS QVC. THERE MAY BE A LOT OF DIFFERENCES IN OUR CULTURE, I’M SURE THERE ARE, BUT I THINK WE HAVE THAT IN COMMON.

SO, HAVING WANDERED IN TO THAT STORY, LET ME COME BACK TO THE POINT I STARTED WITH. WHAT IS THIS COMBINATION ABOUT? WHAT IS IT ABOUT AT IT’S ROOT? IT’S ABOUT BRINGING TWO PASSIONATE TEAMS TOGETHER TO DO AMAZING THINGS! TO DO REALLY IMPORTANT THINGS! TO DO THINGS THAT MAKE A DIFFERENCE IN PEOPLES LIVES! THAT’S WHAT WE’RE HERE TO CELEBRATE TODAY.

YOU KNOW WE’RE IN A (…) WE LIVE IN AN INTERESTING TIME. RETAIL IS GOING THROUGH THIS GREAT CRACK UP, RIGHT? MORE STORES CLOSING THAN AT ANY POINT IN OUR HISTORY. A FEW BIG, GIANT, GLOBAL, SCALE BASED PLAYERS WINNING AND GROWING. WONDERFUL COMPANIES, MONSTROUSLY EFFICIENT COMPANIES, BUT THEY PRACTICE A KIND OF JOYLESS FORM OF SHOPPING. EFFICIENT, EFFECTIVE, I SHOP THOSE PLAYERS, BUT NOT A LOT OF JOY. AND SO WHAT WE BELIEVE IN, TOGETHER, WHAT WE SHARE IN COMMON, IS THIS BELIEF THAT THERE’S A THIRD WAY FROM BRICK-AND-MORTAR, AND FROM BIG SCALE E-COMMERCE PLAYERS. THIS THIRD WAY THAT IS FOUNDED ON SOME BASIC BELIEFS, RIGHT?

WE BELIEVE THAT HUMANITY STILL MATTERS IN SHOPPING, THAT RELATIONSHIPS MATTER, PEOPLE MATTER, INSPIRATION MATTERS, JOY MATTERS, FUN MATTERS IN SHOPPING, AND THAT’S A REALLY SPECIAL THING THAT WE GET TO EXPERIENCE TOGETHER. SO WE’RE GOING TO HAVE A LOT OF FUN WITH ALL OF THAT.

WE HAVE SPENT SOME TIME, OUR TWO LEADER TEAMS, IMAGINING POSSIBILITIES, RIGHT? WHAT COULD WE DO TOGETHER THAT WE CAN’T DO APART? WE’VE TALKED ABOUT THESE FIVE NETWORKS. HOW PRIVILEGED ARE WE TO BE ABLE TO SPEAK TO ALMOST ALL THE HOMES IN THE US OVER FIVE NETWORKS AND TELL OUR STORIES EVERYDAY? AND HOW WOULD WE USE THOSE FIVE NETWORKS TO EVEN GREATER PURPOSE BY COMING TOGETHER? WE’VE TALKED ABOUT DIGITAL, WHAT’S OUT THERE NEXT?

YOU KNOW WE LIVE AT THE PRECIPICE OF ENORMOUS CHANGES IN HOW PEOPLE COMMUNICATE WITH EACH OTHER. WE CAN’T BEGIN TO IMAGINE WHAT THE FUTURE OF AUGMENTED REALITY WILL MEAN FOR OUR WORLD. WE CAN’T BEGIN TO IMAGINE WHAT CONVERSATIONAL COMMERCE WILL MEAN. THE CONTINUED MOBILIZATION OF THE WORLD, PERSONALIZATION. WHAT HAPPENS WHEN WE COME TOGETHER, WHEN INSTEAD OF TRYING TO INNOVATE ON OUR OWN, WE DO IT TOGETHER? WE LEVERAGE OUR TEAM AT ZULILY.

YOU KNOW EVERYDAY ZULILY LAUNCHES 9000 NEW ITEMS, EVERY SINGLE MORNING, AT 6 AM SEATTLE TIME, 9000 ITEMS. AND FOR EACH ITEM, THEY LAUNCH MULTIPLE IMAGES OF THE SAME ITEM, BECAUSE THEY LEARNED OVER THE YEARS THAT EVERY CREATIVE PERSON HAS A PASSIONATE POINT OF VIEW ABOUT WHICH IMAGE WILL BE BEST, SO LET’S JUST TRY THEM ALL!

[LAUGHTER]

[01;14; 36; 17]

>> MIKE GEORGE: AND EVERY SIX SECONDS, THE MACHINE GETS SMARTER, BASED ON EACH INDIVIDUAL CUSTOMER, AND HER BEHAVIOR, AS TO WHAT PRODUCTS SHE WANTS TO SEE, WHAT IMAGES SHE WANTS TO SEE, AND BY THE END OF THE DAY THERE ARE THREE MILLION VERSIONS OF THE ZULILY WEBSITE, AND THEN THEY START OVER AGAIN THE NEXT MORNING.

THAT’S JUST ONE EXAMPLE. THE THINGS YOU ALL ARE DOING IN PERSONALIZATION, THE THINGS YOU ARE DOING IN INTERACTIVE TV, WHERE YOU’RE CLEARLY A STEP AHEAD OF QVC. THE THINGS WE’RE ALL DOING TOGETHER IN MOBILE. SO MUCH WE CAN DO BY JOINING FORCES AND IMAGINING A FUTURE OF DIGITAL BASED SHOPPING, STILL FOUNDED ON HUMANITY, AND INSPIRATION, AND JOY, AND FUN.

WE’VE TALKED ABOUT PRODUCT, OBVIOUSLY OUR LIFE BLOOD, AND WHAT WE CAN DO TOGETHER ACROSS ALL OF OUR PLATFORMS. HOW DO WE LEVERAGE OUR SOURCING AND DEVELOPMENT CAPABILITIES THAT WE’VE BUILT UP AT QVC? THE BRAND BUILDING POWER OF ALL OF OUR BRANDS, NOT JUST QVC AND HSN, BUT ZULILY WHO (…) WHICH IS (…) FINDS ALL OF THESE AMAZING BOUTIQUE VENDORS THAT CAN BE A SOURCE OF INSPIRATION FOR ALL OF US. THE INCREDIBLE BRANDS ON THE CORNERSTONE PLATFORMS, THESE WONDERFUL CURATED SELECTION. HOW DO WE LEVERAGE ALL OF THAT? INSIGHT ON THE CUSTOMER, ALL OF THAT BRAND BUILDING CAPABILITY, TO OFFER THINGS THAT ARE THAT MUCH MORE DIFFERENTIATED? BECAUSE NONE OF OUR COMPANIES, AS DIFFERENT AS THEY ALL ARE, WIN BY OFFERING KIND OF UNDIFFERENTIATED CATALOGS OF STUFF, RIGHT? WE ARE MERCHANTS, WE ARE CURATORS, WE BRING SPECIAL THINGS TO OUR CUSTOMERS. HOW DO WE DO THAT TOGETHER IN MORE POWERFUL WAYS?

WE’VE THOUGHT ABOUT SERVICE. HOW DO WE TAKE THIS COMBINED NETWORK OF AMAZINGLY TALENTED FOLKS IN CUSTOMER SERVICE, AND ORDER SERVICES, SALES, FULFILLMENT, AND LEVERAGE OUR TALENTS TO GIVE THE BEST POSSIBLE SERVICE EXPERIENCE TO ALL OF OUR CUSTOMERS ACROSS ALL OF OUR BRANDS?

WE’VE TALKED ABOUT TECHNOLOGY. WE FACE SIMILAR CHALLENGES WITH TECHNOLOGY, AND SIMILAR OPPORTUNITIES. HOW DO WE JOIN FORCES AND DO THAT TOGETHER? YOU ALL ARE WORKING ON THINGS LIKE BIG, DIFFICULT JOB OF A NEW ORDER MANAGEMENT PLATFORM, AND WE AT QVC ARE WORKING ON THE SAME DIFFICULT JOB, AND WE COULD GO THROUGH MANY OTHERS. HOW DO WE COMBINE OUR TALENTS AND DO IT TOGETHER?

SO WE’VE BEGUN TO IMAGINE A LOT, THERE’S A LOT WE HAVE YET TO IMAGINE, BUT IT’LL BE THERE, AND WHAT’S EXCITING IS WE DO IT TOGETHER. BECAUSE CUTTING THROUGH ALL OF THOSE IDEAS IS THE SIMPLE IDEA OF BRINGING TOGETHER PASSIONATE, TALENTED PEOPLE WHO ARE COMMITTED TO WHAT THEY DO, BRINGING EXPERIENCE, IDEAS, PERSPECTIVE, DIVERSITY, BRINGING THEM TOGETHER AND SEE WHAT WE CAN CREATE TOGETHER. AND IT IS TOGETHER, BECAUSE THIS ISN’T ABOUT ONE SIZE FITS ALL, THIS ISN’T ABOUT WE’LL DO ALL OF ONE THING IN PENNSYLVANIA, OR ALL OF ANOTHER THING IN FLORIDA, THIS IS ABOUT WE WORK TOGETHER.

YOU KNOW WHEN WE ACQUIRED ZULILY, WE FIGURED OUT SOMETHING THAT WE HADN’T EVEN THOUGHT ABOUT IN THE ACQUISITION PROCESS WHICH IS, THEY GOT A REALLY GOOD WAREHOUSE MANAGEMENT SYSTEM, HOMEGROWN, BETTER THAN QVC’S. AND SO, NO PRIDE OF AUTHORSHIP, WE SAID, GREAT, ZULILY, GO BUILD A NEW WAREHOUSE MANAGEMENT SYSTEM FOR QVC. BUT ZULILY BUILT IT, IS BUILDING IT, ON OUR BEHALF AND IT’S WONDERFUL WORKING WITH AN AMAZING TEAM OF ENGINEERS AND TECHNOLOGISTS OUT IN SEATTLE ON SOMETHING THAT WILL REALLY MAKE A BIG DIFFERENCE. WE’RE GOING TO FIND ALL SORTS OF OPPORTUNITIES LIKE THAT WHERE WE CAN SHARE OUR TALENTS TO REALLY HIGH PURPOSE.

SO HOPEFULLY IT’S OBVIOUS THAT I’M PRETTY EXCITED ABOUT WHAT WE CAN DO TOGETHER. NOW, WE ALSO HAVE TO ACKNOWLEDGE THERE ARE ALWAYS CHALLENGES, THERE ARE ALWAYS CHALLENGES WITH THIS KIND OF A COMBINATION, AND SO WE HAVE TO GO INTO IT EYES WIDE OPEN, AND NOT BE NAÏVE TO THOSE CHALLENGES. AND WHAT KINDS OF CHALLENGES MIGHT WE FACE?

WELL I THINK WE WOULD FACE A REAL CHALLENGE IF WE TRIED TO HOMOGENIZE OUR BRANDS, OBVIOUSLY OUR CORNERSTONE BRANDS ARE VERY DISTINCT, BUT SO ARE HSN AND QVC. AND OUR CUSTOMERS ARE VERY CLEAR, AND WE EVEN SAW IT IN SOME OF THE POSTINGS YESTERDAY (…)

[LAUGHTER]

>> MIKE GEORGE: OUR CUSTOMERS ARE VERY CLEAR, AND VERY FORTHRIGHT, AND VERY LOUD (…)

[LAUGHTER]

>> MIKE GEORGE: WHICH IS WHAT WE LOVE ABOUT THEM! THEY DON’T WANT HSN TO BECOME QVC LITE, AND THEY DON’T WANT QVC TO BECOME HSN LITE. THEY DON’T WANT EITHER OF US TO BECOME AMAZON LITE. WE GOT TO BE WHO WE ARE, JUST BE BETTER. LEVERAGE OUR COMBINED RESOURCES TO BE BETTER AT WHO WE ARE, AT WHO HSN IS, AND WHAT IT’S BRAND AND DESTINY IS, AND WHAT QVC’S IS. AND THERE ARE SUBTLE BUT REALLY IMPORTANT DIFFERENCES IN HOW WE PRESENT OURSELVES TO OUR CUSTOMERS, AND WHO APPEALS (…) WHAT CUSTOMERS APPEAL TO WHAT BRANDS, AND WE GOT TO RESPECT ALL THAT. WE GOT NOT TO TRY TO MUSH IT TOGETHER IN SOME WAY THAT WOULD BE UNPRODUCTIVE.

ANOTHER CHALLENGE, WE’LL GET STUFF WRONG. I KNOW WITH 100% CERTAINTY THAT WE’LL GET STUFF WRONG, I JUST DON’T KNOW WHICH STUFF WE’LL GET WRONG, BUT IT’LL (…) RIGHT? WE WILL. AND SOME OF THE THINGS THAT WE THOUGHT WERE BRILLIANT, AND HUGE OPPORTUNITIES, WILL NOT WORK. AND WE HAVE TO HAVE THE COURAGE TO FAIL, AND THE COMFORT TO LEARN FROM FAILURE, AND TO DO BETTER. THERE’LL BE THINGS THAT WE THOUGHT, MAYBE IS AN OKAY IDEA, AND THEY’LL END UP BEING AWESOME! AND THEN THERE’LL BE SO MANY IDEAS, LIKE THE ZULILY WMS, SO MANY IDEAS THAT WE NEVER THOUGHT OF, THAT ALL OF YOU WILL THINK OF, THAT WILL REALLY BE WHAT MAKES THIS COMBINATION WORK POWERFULLY.

BUT WE GOT TO BE (…) WE HAVE COMFORT WITH THAT, THAT KIND OF TRY, AND FAIL, AND LEARN, AND FIGURE OUT WHAT WE NEED TO DO BETTER NEXT TIME. THIS IS AN ENTREPRENEURIAL ORGANIZATION, YOU GUYS GET THAT, AND THAT’S HOW YOU BUILT THIS BUSINESS. SO THAT’S SOMETHING WE HAVE TO GUARD FOR.

THERE’LL BE CONFUSION, THERE’LL BE MISUNDERSTANDINGS, THERE’LL BE HURT FEELINGS, THERE’LL BE RUMOR MILLS, THERE’LL BE I HEARD THIS PERSON AT QVC SAID THIS THING, OR THIS VENDOR USED TO BE AT QVC AND THEY TALKED ABOUT HOW AWFUL QVC IS, AND THEY’RE COLD, AND THEY’RE GOT TOO MANY GUIDELINES, AND THEY’RE BUREAUCRATIC, AND THEY’RE BLAH, BLAH, BLAH, BLAH, BLAH, BLAH, BLAH, BLAH (…)

BECAUSE WE ALL LOVE TO JAWBONE, AND WE ALL LOVE TO HAVE A FRIEND OF A FRIEND, AND A FORMER VENDOR, AND A FORMER TEAMMATE, AND ALL THAT STUFF. WE’LL HAVE ALL THAT, AND THAT’S ALRIGHT, THAT’S ALRIGHT. AS LONG AS WE JUST TRY TO STAY CONNECTED TO EACH OTHER, AND STAY OPEN, AND CURIOUS, AND LEARN FROM EACH OTHER.

YOU KNOW PERHAPS THE TOUGHEST CHALLENGE IS THERE WILL BE PEOPLE IMPACTS, RIGHT? AND I THINK WE WERE PRETTY OPEN ABOUT THAT YESTERDAY, IT’S NOT SOMETHING THAT WE SHOULD EVER HIDE FROM, OR TRY TO SUGARCOAT, OR BE FALSE ABOUT. THERE WILL BE SOME OVERLAPPING ACTIVITIES, THERE WILL BE SOME HEADCOUNT IMPLICATIONS OF THAT, THAT MEANS PEOPLE. THERE’S NO WAY TO MAKE THAT EASY, THERE’S NOT WAY TO TAKE AWAY WHATEVER CONCERN THAT THAT MIGHT CREATE, WE JUST GOT TO DO IT IN THE MOST THOUGHTFUL, CAREFUL WAY THAT WE CAN.

I ALSO THINK THERE WILL BE ENORMOUS OPPORTUNITIES, ENORMOUS OPPORTUNITIES FOR PEOPLE. FOLKS ACROSS FUNCTIONS WHO WILL TAKE ON NEW EXPERIENCES, NEW ROLES, WAYS TO IMPACT THE GLOBAL ENTERPRISE THAT IS THE NEW QVC GROUP. TECHNOLOGISTS HERE WHO WILL DEVELOP SOMETHING REALLY COOL TO BENEFIT ALL OF QVC AROUND THE WORLD, AND ACROSS ZULILY, AND SO FORTH, AND WE COULD GO ON AND ON. PEOPLE IN TALENT AND TRAINING (…) YOU KNOW GREAT TALENT, WHEREVER YOU’RE LOCATED, YOU KNOW YOU’RE GOING TO HAVE A BIG OPPORTUNITY I THINK IN THE COMBINED COMPANY. BUT THAT DOESN’T MAKE IT ANY EASIER FOR THE FOLKS THAT ARE IMPACTED WHOSE ROLE GOES AWAY. SO, WE JUST HAVE TO ACKNOWLEDGE IT, BE AS WISE AND PURPOSEFUL AND CAREFUL IN HOW WE THINK ABOUT THAT, HOW WE PLAN FOR THAT, HOW WE TALK ABOUT IT. BUT YOU KNOW WHAT THE REALITY IS? AND I SAY THIS TO OUR QVC TEAM ALL THE TIME, EVEN IF WE WEREN’T COMING TOGETHER, WE GOT TO LOWER OUR COSTS TO SERVE OUR CUSTOMERS EVERY YEAR, BECAUSE OF THE REST OF THE WORLD IS, AND IF YOU DON’T GET MORE EFFICIENT EVERY YEAR, AND OFFER MORE VALUE TO THE CUSTOMER EVERY YEAR. THEN YOU’RE GOING TO BE ONE OF THE RETAILERS THAT GOES AWAY, AND THAT’S NOT GOING TO BE US. SO, WE KNOW THAT’S ALWAYS GOING TO BE OUT THERE, THE CHALLENGES, CAN YOU DO IT IN A WAY THAT’S PURPOSEFUL, THOUGHTFUL, AS LONG LEAD TIME AS YOU CAN REASONABLY MAKE IT, AND SO WE’LL WORK ON THAT TOGETHER.

SO THAT’S WHERE WE ARE. I GOT A LOT OF HOPES FOR THIS COMBINATION, SOME CHALLENGES WE’LL TRY TO MANAGE THROUGH. SO LET ME JUST SPEND A MINUTE ON NEXT STEPS AND THEN I DO WANT TO OPEN IT UP FOR YOUR QUESTIONS.

SO, HOW DO WE MOVE FORWARD? WELL MOST IMPORTANT THING IS, WE’RE TWO SEPARATE COMPANIES UNTIL THIS DEAL CLOSES, AND WE’RE GOING TO STAY FOCUSED ON RUNNING OUR COMPANIES, AND LEADING, AND MAKING A DIFFERENCE. AND WE’RE BOTH KIND OF ENTERING THAT REALLY IMPORTANT BACK HALF OF THE YEAR, AND YOU GUYS ARE CELEBRATING A VERY BIG BIRTHDAY, AND THEN MOVING IN TO CHRISTMAS IN JULY, THEN ALL OF A SUDDEN IT’S HERE, AND THE BIG SEASON IS HERE. AND THIS IS A CHANCE FOR BOTH OF OUR COMPANIES TO SHOW THAT WE CAN REVERSE THE SALES TRENDS, AND I BELIEVE WE BOTH WILL, IN THE BACK HALF OF THE YEAR, AND DO SOMETHING REALLY SPECIAL. AND JUST EVEN SEEING THE MOMENTUM IN THIS BUSINESS IN THE LAST FEW DAYS EVEN, RIGHT? IT’S JUST THAT THIS IS (…) THAT’S THE BUSINESS WE’RE IN. IT’S EVERYDAY, IT’S TRYING TO MAKE A DIFFERENCE EVERYDAY, PUSHING FORWARD EVERYDAY. THAT’S WHAT YOU GUYS ARE DOING, THAT’S WHAT WE’RE DOING AT QVC, AND WE’RE GOING TO STAY FOCUSED ON THAT, AND WE’RE GOING TO WIN IN THE BACK HALF, AND THAT’S THE MOST IMPORTANT THING WE CAN DO TO HAVE A SUCCESSFUL COMBINATION TOGETHER. THAT’S NUMBER ONE.

NUMBER TWO, WE’LL FORM SOME INTEGRATION TEAMS. WHILE WE’RE SEPARATE COMPANIES, WE CAN PLAN TOGETHER. AND SO WE’LL FORM SOME INTEGRATION TEAMS THAT WILL INCLUDE REPRESENTATIVES FROM THE HSNI TEAM AND THE QVC TEAM. AND WE’LL KIND OF WORK THROUGH, AREA BY AREA, WHAT DO WE SEE AS THE OPPORTUNITIES TO DO STUFF TOGETHER? WHERE DO WE SEE OVERLAPS THAT WE WANT TO ADDRESS? WHAT’S THE BEST WAY TO ORGANIZE AND BE EFFECTIVE? AND YOU KNOW ONE GOOD THING, I THINK, AS WE LOOK AT THAT WORK, IS WE HAVE A LITTLE BIT OF EXPERIENCE, AND IT’S NOT EXACTLY THE SAME, BUT IT’S SIMILAR, AND THAT WAS SOMETHING WE DID INTERNALLY AT QVC CALLED ‘ONE Q’. AND WHAT ‘ONE Q’ WAS, WAS AN ATTEMPT TO LOOK AT ALL OF OUR BUSINESSES AROUND THE WORLD AND FIGURE OUT, HOW DO WE COLLABORATE IN A MORE EFFECTIVE WAY? BECAUSE THE WAY WE GREW UP AT QVC IS EVERY COUNTRY WAS KIND OF ITS OWN BUSINESS, ITS OWN EVERYTHING, ITS OWN TECHNOLOGY, TRAINING PROGRAMS, EVERYTHING. AND WE WERE PROUD OF THAT, AND IT WAS GREAT FOR A LONG PERIOD OF TIME, BUT THEN THE WORLD CHANGED. AND WE FACED THESE MASSIVE GLOBAL COMPETITORS, AND HERE WE WERE DIVIDING UP OUR ENERGIES COUNTRY BY COUNTRY, AND WE WERE ALL SO PROUD OF OUR DIFFERENCES. WE SKIPPED OVER THE 90% OF THE STUFF THAT WAS THE SAME, AND WE FOCUSED ON THAT 10% THAT WAS DIFFERENT, AND WE WANTED TO HANG ON TO THAT. AND THAT STUFF WAS IMPORTANT, AND WE DID NEED TO HANG ON TO IT, BUT WE SAID WE COULD COLLABORATE ON THE OTHER 90% AND BE THAT MUCH BETTER.

AND SO WE WENT THROUGH A REALLY RIGOROUS PROCESS, INVOLVING TEAMS FROM EVERY SINGLE COUNTRY. AND IT WASN’T ABOUT, Y’ALL GOT TO MATCH THE US MODEL BY ANY MEANS, IT WAS, LET’S FIGURE OUT THE BEST WAY TO DO SOMETHING WHEREVER IT IS AROUND THE WORLD, AND LET’S BRING TOGETHER THOSE THINGS THAT MAKE SENSE TO BRING TOGETHER, AND LET’S KEEP SEPARATE THOSE THINGS THAT ARE IMPORTANT TO KEEP SEPARATE. AND SO WE’LL DO SOMETHING SIMILAR HERE AND WE’LL LEARN FROM EACH OTHER. WHAT SHOULD BE COMMON? WHAT SHOULD BE SEPARATE? WHO HAS THE BEST IDEAS? WE’LL TAKE PROUDLY WHATEVER (…) WHEREVER THE BEST IDEAS COME FROM. SO THAT’S NUMBER TWO, INTEGRATION PLANNING.

NUMBER THREE IS COMMUNICATION. WE GOT TO JUST SORT OF KEEP AT IT. KEEP INFORMING YOU, KEEP BEING TRANSPARENT ABOUT WHERE THINGS ARE, TRY NOT TO LET RUMORS FLOURISH, WE’LL DO THAT TOO.

THE FINAL THING WE HAVE TO DO, AND THIS IS UP TO ALL OF YOU, IS WE HAVE TO MAKE A CHOICE. EACH OF US HAS TO MAKE A CHOICE, WHICH IS YOU ARE GOING TO APPROACH SOMETHING LIKE THIS WITH A FEAR, CYNICISM, WORRY, CONCERN, NURTURE THE RUMOR MILL, ASSUME BAD INTENT OF YOUR COLLEAGUES, OR YOU CAN APPROACH IT WITH OPTIMISM, CURIOSITY, INTEREST, DESIRE TO LEARN, BELIEF IN THE BEST PARTS OF YOUR COLLEAGUES, ASSUME GOOD INTENTIONS (…) MAYBE MISTAKES, MAYBE MISUNDERSTANDINGS, BUT GOOD INTENTIONS. AND SO, THAT REALLY IS YOUR CHOICE TO MAKE AS TO HOW YOU WANT TO APPROACH IT. THE SAME WILL BE TRUE FOR OUR QVC TEAM MEMBERS. I KNOW WHICH WAY WILL BE MORE EFFECTIVE AND MORE FUN, BUT ULTIMATELY THAT’S YOUR CHOICE TO MAKE.

[LAUGHTER]

>> MIKE GEORGE: I’M JUST SO EXCITED ABOUT WHAT WE CAN DO TOGETHER! AND HOW MUCH FUN TO BE WITH ALL OF YOU AND TO, YOU KNOW, TO HAVE THIS CHANCE TO REALLY START TO IMAGINE TOGETHER WHAT THE NEXT GENERATION OF RETAILING WILL LOOK LIKE. AND HOW ABOUT LEVERAGING OUR COMBINED TALENTS ACROSS CORNERSTONE, ZULILY, QVC, HSN WORLDWIDE. WE CAN DO REALLY SPECIAL THINGS FOR THE CUSTOMER, AND IF WE DO REALLY SPECIAL THINGS FOR THE CUSTOMER, WE KNOW WE’LL HAVE GREAT, GREAT SUCCESS!

SO WITH THAT, I’VE GONE ON TOO LONG. I DO WANT TO OPEN IT UP TO YOUR QUESTIONS. LET ME QUICKLY, AS I DO THAT, INTRODUCE THREE OF MY COLLEAGUES WHO ARE HERE, AND I MAY HAND OFF QUESTIONS TO OTHERS IF THEY ARE PARTICULARLY CHALLENGING.

BETH RUBINO, STAND UP. BETH (…) BETH IS (…)

[APPLAUSE]

>> MIKE GEORGE: BETH IS OUR HEAD OF HUMAN RESOURCES AT QVC, MY PARTNER AND CONFIDANT, AND HAS BEEN WITH US 22 (…) 22 YEARS, AND REALLY CARES DEEPLY ABOUT OUR PEOPLE, AND OUR CULTURE, AND EXCITED ABOUT WORKING WITH MARIA AND ALL OF YOU.

TED, TED JASTRZEBSKI (…)

>> TED JASTRZEBSKI: GOOD MORNING.

[APPLAUSE]

>> MIKE GEORGE: TED IS OUR CHIEF FINANCIAL OFFICER WHO HAS BEEN WITH US ABOUT FOUR (…) IS IT FOUR YEARS NOW?

>> TED JASTREZEBSKI: IN A COUPLE OF WEEKS IT WILL BE FOUR YEARS.

>> MIKE GEORGE: TIME FLIES! AND HAS JUST HAD A HUGE IMPACT ON HOW WE THINK ABOUT ADVANCING KIND OF THE (…) THE STATE OF THE ART OF OUR FINANCE FUNCTION, BUT ALSO, IN QVC WORLD, THAT INCLUDES BUSINESS ANALYSIS, CUSTOMER INSIGHTS, PROJECT MANAGEMENT, SO REALLY HAS BEEN A GREAT ADDITION TO OUR ‘Q’ TEAM.

AND COLLEEN ROONEY (…)

[APPLAUSE]

>> MIKE GEORGE: COLLEEN IS TWO YEARS?

>> COLLEEN ROONEY: TWO YEARS.

>> MIKE GEORGE: TWO YEARS. SEEMS LIKE A LOT LONGER. [LAUGHTER]

>> COLLEEN ROONEY: FORTY.

[LAUGHTER]

>> MIKE GEORGE: COLLEEN IS OUR HEAD OF CORPORATE COMMUNICATIONS AND HAS (…) SHE AND HER TEAM HAVE DONE AN AMAZING JOB HELPING US COMMUNICATE TO OUR TEAMS, TO OUR INVESTORS, TO OUR STAKEHOLDERS, ON LOTS OF TOPICS, BUT CERTAINLY ON THIS COMBINATION AS WELL. SO IT’S GREAT TO HAVE YOU GUYS JOINING ME TODAY.

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements about the proposed acquisition (the “proposed acquisition”) of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), the timing of the proposed acquisition and Liberty Interactive’s proposed transaction involving General Communication, Inc., the capitalization of the QVC Group following the proposed acquisition, the continuation of Liberty Interactive’s stock repurchase program, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings, the renaming of Liberty Interactive and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the expected timing and likelihood of completion of the proposed acquisition, including the timing and satisfaction of conditions to the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of HSNi or Liberty Interactive, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of HSNi and Liberty Interactive to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, market conditions conducive to stock repurchases, the risk of the amount of any future dividend HSNi may pay, and other factors. These forward-looking statements speak only as of the date of this communication, and Liberty Interactive, QVC, Inc. (“QVC”) and HSNi expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s, QVC’s or HSNi’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive, QVC and HSNi, including the most recent Forms 10-K and 10-Q for additional information about Liberty Interactive, QVC and HSNi and about the risks and uncertainties related to the business of each of Liberty Interactive, QVC and HSNi which may affect the statements made in this presentation.

No Offer or Solicitation

This communication relates to a proposed business combination between HSNi and Liberty Interactive. This announcement is for informational purposes only and nothing contained in this communication shall constitute an offer to buy or a solicitation of an offer to sell any securities or the solicitation of any vote in any jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of HSNi. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. Copies of documents filed with the SEC by HSNi will be made available free of charge on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.

Participants in a Solicitation

The directors and executive officers of HSNi and other persons may be deemed to be participants in the solicitation of proxies from the holders of HSNi common stock in respect of the proposed acquisition. Information regarding the directors and executive officers of HSNi is available in its definitive proxy statement for HSNi’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2017 and in the other documents filed after the date thereof by HSNi with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.